November 12, 2010

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 54 filed on September 16, 2010

Dear Ms. Browning:

Below is a summary of the comments I received from you on November 5, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – In the Fees and Expenses of the Fund section, please change the heading “Maximum Sales Charge (Load) . . .” to “Maximum Sales Charge (Load) Imposed . . .” to track the wording provided in Form N-1A.

Response 1:	We will make this change.

Comment 2:	Global Comment – Please include any applicable exhibits in your 485(a) filings.

Response 2:	If practicable, we will include any applicable final or “form of” exhibits in our 485(a) filings going forward.

Comment 3:	Global Comment – Is there any recoupment privilege to, or any expenses excluded from, the Funds’ fee waivers?

Response 3:	There is no recoupment privilege to, or any expenses excluded from, the Funds’ management fee waivers.

Comment 4:	Global Comment – In the Example in the Fees and Expenses of the Fund section, please change the phrase, “$10,000 in each share class” to “$10,000 in Class Z.”

Response 4:	We will make this change.

Comment 5:	Global Comment – In the Fees and Expenses of the Fund section, please revise the Example to track the wording provided in Item 3 of Form N-1A.

Response 5:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form.

Comment 6:	Global Comment – For those Funds with market capitalizations not defined by an index, please revise the disclosure included in the Funds’ Principal Investment Strategies to make it clear that it is the Fund or the investment adviser that believes the definition or range used is appropriate.

Response 6:	We will make this change for the Fundamental Value Fund.

Comment 7:	Global Comment – Please revise the Funds’ Principal Investment Strategies to reflect the guidance on derivatives provided in the letter from Barry Miller, Associate Director, SEC Office of Legal and Disclosure, to the Investment Company Institute.

Response 7:	Since there is another effective prospectus outstanding for the other share classes of these Funds, we intend to consider possible changes to the Funds’ derivatives disclosure in light of the guidance provided in the Miller letter during the Funds next annual prospectus update in 2011.

Comment 8:	Global Comment – Add risk disclosure for all of the equity securities the Funds will invest in.

Response 8:	We will add Convertible Securities Risk for the Fundamental Value Fund and Small Cap Growth Equity Fund, and Preferred Stock Risk for the Focused Value Fund, Small Company Value Fund, and Small Cap Growth Equity Fund.

Comment 9:	Global Comment – With respect to the Average Annual Total Returns table, (i) move footnote 1 into the column as a parenthetical, (ii) move the information contained in footnote 2 into the table, and (iii) remove the italics from the after-tax returns note and move it prior to the table.

Response 9:	We will move the information contained in footnote 1 into the text preceding the bar chart and the information contained in footnote 2 into the table. We will also remove the italics from the after-tax returns note and move it prior to the average annual total returns table.

Comment 10:	Global Comment – In the Purchase and Sale of Fund Shares section, please remove the first sentence, “Shares of the Fund are generally available to retirement plans, other institutional investors and individual retirement accounts,” as it is not permitted in Item 6.

Response 10:	We respectfully disagree. Please see General Instructions to Form N-1A Item C(3)(d) which allows us to modify this information. We believe this information is important to readers of the prospectus.

Comment 11:	Global Comment – In the Tax Information section the disclosure makes reference to “an investor eligible for preferential tax treatment.” Please explain what this means.

Response 11:	As discussed with the staff, investors in the Funds generally hold shares through tax-exempt retirement plans.

Comment 12:	Global Comment – The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 12:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 13:	Small Company Value Fund – Please confirm that securities lending is a principal strategy.

Response 13:

Since there is another effective prospectus outstanding for the other share classes of the Small Company Value Fund and the other Funds, we intend to keep this as a principal strategy. We will confirm during our next annual prospectus update in 2011 whether this should be listed as a principal strategy for the Small Company Value Fund or any of our other Funds.

Comment 14:	Overseas Fund – Add disclosure to reflect that the Fund will generally invest at least 40% but, if market conditions are unfavorable, then no less than 30% in foreign issuers.

Response 14:	We do not believe that the addition of such a policy is necessary because the Fund already has a policy to invest, under normal circumstances, at least 80% of its net assets in stocks of foreign companies.

Comment 15:	Global Comment – Please confirm that all of the principal investment strategies contained in the Additional Information Regarding Investment Objectives and Principal Investment Strategies section are summarized in the Item 4 disclosure.

Response 15:	We confirm that all of the Fund’s principal investment strategies have been summarized in the Item 4 disclosure.

Comment 16:	Focused Value Fund – Please revise the Fund’s Principal Investment Strategies to clarify whether it can invest in companies of any capitalization size.

Response 16:	We will revise the second paragraph of the Fund’s Principal Investment Strategies to read: “In selecting investments for the Fund, Harris utilizes a fundamental, bottom-up investment strategy, focusing on companies with market capitalizations over $1 billion that it believes have significant profit potential, although it may invest in companies of any size.”

Comment 17:	Global Comment – Please add the attendant risks for any Funds investing in small, mid, or large cap stocks.

Response 17:	We believe these risks are already disclosed for each Fund as applicable.

Comment 18:	Small Company Value Fund and Overseas Fund – Please revise the Risk of Investing in Other Funds or Pools to use a term other than “underlying funds” to refer to a Fund’s investment in other mutual funds.

Response 18:	We believe that the use of the term “underlying funds” is an appropriate and well understood term used for this type of investment and, therefore, have decided not to modify our disclosure.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from its non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from its non-principal investment strategies, we do not believe that Form-N-1A proscribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Additional Investment Policies – Add disclosure to reflect the maximum amount of the Funds’ investment that can be reverse repurchase agreements.

Response 2:	We respectfully suggest that no additional disclosure to this effect is required by Form N-1A or applicable law.

Comment 3:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 3:	We do not believe that such a policy is required.

Comment 4:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 4:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company